CUSIP No. 784933103	Page 1 of 10 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,946,018
	8	SHARED VOTING POWER 1,230,900*
	9	SOLE DISPOSITIVE POWER 4,946,018
	10	SHARED DISPOSITIVE POWER 1,230,900*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,465,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust.
**	Includes 5,288,693 shares of Common Stock of the Company beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors. Mr. Brown may act in concert with Mr. Bartels and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, Mr. Brown, Mr. Bartels and the Trust may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by Mr. Brown, Mr. Bartels and the Trust. However, Mr. Brown expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Election Consent or the Special Meeting Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,465,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%*
14	TYPE OF REPORTING PERSON OO

*	Includes 5,067,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels. The Trust may act in concert with Mr. Brown and Mr. Bartels with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Trust, Mr. Brown and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Trust, Mr. Brown and Mr. Bartels. However, the Trust has neither sole nor shared voting or dispositive power over the 5,067,293 shares beneficially owned by Mr. Brown and expressly disclaims beneficial ownership of such shares. The Trust also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Election Consent or the Special Meeting Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 4 of 10 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 (“Amendment No. 5”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown and the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”), collectively referred to as the “Reporting Persons,” to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,465,611 shares of the Common Stock of the Company, which represents approximately 55.0% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,847,461 outstanding shares of Common Stock as of August 2, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the SEC on August 14, 2019.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Brown, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting. Previous actions taken by Mr. Brown and Mr. Bartels are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 and previous actions taken by Mr. Brown and the Trust are described in Amendment No. 5.

CUSIP No. 784933103	Page 5 of 10 Pages

As reported in Amendment No. 5, on August 19, 2019, Mr. Brown and the Trust delivered a written request (the “August Request”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the By-Laws for the purpose of voting on a proposal to remove Arthur B. Drogue and R. Eric McCarthey from the Board without cause (the “Removal Proposal”). Mr. Bartels did not participate in this action. The foregoing summary of the August Request is qualified in its entirety by the full text of the August Request, which is filed as Exhibit 12 to Amendment No. 5 and incorporated herein by reference.

Following the delivery of the August Request, the Company filed a Current Report on Form 8-K on August 23, 2019 in which the Company reported that it plans to call a special meeting of stockholders on or about the afternoon of November 14, 2019 (the “Special Meeting”) to consider, among other proposals, the Removal Proposal.

On September 12, 2019, Mr. Brown and the Trust delivered a further written request (the “September Request”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the By-Laws for the purpose of voting on the following proposals to be presented for a vote following the Removal Proposal and in the order presented below:

•	A proposal to increase the size of the Board by one, provided such vote shall be of no effect if, at the time of the Election (as defined below), a vacancy exists on the Board due to the removal of Arthur B. Drogue or R. Eric McCarthey.

•	A proposal to elect Panos Lazaretos as a director of the Company (the “Election”).

•	A proposal to adopt amendments to the By-Laws, as set forth in the Appendix attached to the September Request, which amendments would (i) reduce the waiting period set forth in Section 3.04 for stockholders to fill certain vacancies on the Board from 90 days to 30 days and (ii) adopt a new provision establishing the applicable independence standards set forth in the Nasdaq Stock Market Rules and SEC rules as the independence standards applicable to the Company’s Board and Board Committees.

The September Request is intended to supplement the August Request. It is the expectation of Mr. Brown and the Trust that the proposals set forth above will be presented to Company stockholders for a vote at the Special Meeting to be held on or about November 14, 2019 in addition to the Removal Proposal to be presented at that meeting based on the August Request. The foregoing summary of the September Request is qualified in its entirety by the full text of the September Request, which is filed as Exhibit 14 to Amendment No. 5 and incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

CUSIP No. 784933103	Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	During the past 60 days, Mr. Brown has sold of the following shares of Common Stock of the Company on the open market:

Date	No. of Shares	Sale Price/Share
09/03/19	52,100	$1.20
09/05/19	5,200	$1.14
09/06/19	2,000	$1.07
09/06/19	20,670	$1.05
09/06/19	2,250	$1.08
09/06/19	5,720	$1.06
09/06/19	8,982	$1.04
09/06/19	9,572	$1.03
09/06/19	8,265	$1.01
09/06/19	15,241	$1.02
09/09/19	105	$1.03
09/09/19	19,663	$1.02
09/09/19	8,455	$1.01
09/09/19	40,252	$1.00
09/09/19	1,525	$0.99

In addition, on August 30, 2019, Mr. Brown disposed of 90,000 shares of Common Stock of the Company through a gift for no consideration. Except for the foregoing transactions, no transactions in the Common Stock of the Company have been effected by Mr. Brown, the Trust or Mr. Bartels in the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 14	Written Request of Stockholders of SPAR Group, Inc. to Call a Special Meeting, dated September 11, 2019

CUSIP No. 784933103	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: September 13, 2019

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly Villani
Kimberly Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory Brown
Rory Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

CUSIP No. 784933103	Page 8 of 10 Pages

Exhibit 14

WRITTEN request of Stockholders

of sPAR Group, Inc.

TO CALL A SPECIAL MEETING

This request is intended to supplement the special meeting request, dated August 19, 2019, previously submitted by the Stockholders (the “August Request”). It is the Stockholders’ expectation that the proposals set forth below will be presented to Company stockholders for a vote at the Special Meeting to be held on or about November 14, 2019, as announced in the Current Report on Form 8-K filed by the Company on August 23, 2019 (the “Form 8-K”), in addition to, and not in lieu of, the removal proposal to be presented at that meeting based on the August Request (the “Removal Proposal”). The Stockholders are satisfied that the Company has a good faith intent to hold the special meeting based on the disclosure included in the Form 8-K.

The undersigned record stockholders (“Stockholders”) of SPAR Group, Inc., a Delaware corporation (the “Company”), hereby request that the Company call a special meeting of stockholders (“Special Meeting”) in accordance with Section 2.02 of the Company’s Amended and Restated By-Laws (“By-Laws”) for the purpose of voting on the following proposals to be presented for a vote following the Removal Proposal and in the order presented below:

•	A proposal to increase the size of the Board by one, provided such vote shall be of no effect if, at the time of the Election (as defined below), a vacancy exists on the Board due to the removal of Arthur B. Drogue or R. Eric McCarthey.

•	A proposal to elect Panos Lazaretos as a director of the Company (the “Election”).

•	A proposal to adopt amendments to the By-Laws, as set forth in the attached Appendix.

[Signature page follows.]

CUSIP No. 784933103	Page 9 of 10 Pages

In witness whereof, the undersigned have executed this request.

/s/ Robert G. Brown
Robert G. Brown

Dated: September 11, 2019

SP/R, Inc. Defined Benefit Pension Trust

By:	/s/ Rory Brown
Name: Rory W. Brown
Title: Trustee

Dated: September 11, 2019

/s/ Kimberly Villani
Name: Kimberly M. Villani
Title: Trustee

Dated: September 11, 2019

CUSIP No. 784933103	Page 10 of 10 Pages

Appendix

Proposed Amendments to the Amended and Restated By-Laws of SPAR Group, Inc.

Section 3.04 of the Amended and Restated By-Laws of SPAR Group, Inc. (“By-Laws”) is hereby amended by replacing “90 days” with “30 days”, as set forth below:

Section 3.04.     Vacancies and Additional Directorships. If any vacancy or newly created directorship shall occur among the directors for any reason (including death, retirement, resignation, removal, with or without cause, or as the result of an increase in the number of directors), any such vacancy or newly created directorship may be filled by (i) a vote of the stockholders, or (ii) the directors then in office, though less than a quorum, or by the sole remaining director. Notwithstanding the foregoing, if a vacancy results from the death, retirement or resignation of a director, such vacancy shall be filled exclusively by the directors then in office; provided that this sentence shall not apply to (and the stockholders may fill) any vacancy that remains unfilled by the directors for more than 30 days following the death, retirement or resignation that resulted in such vacancy.

New Section 3.13 is hereby added to the By-Laws, as set forth below:

Section 3.13. Director Independence. A majority of the members of the Board shall be Independent Directors as and when required by the Nasdaq Stock Market Rules. For purposes of this Section 3.13, “Independent Director” shall mean a person who (1) is not an Executive Officer or employee of the Company (as such terms are defined in the Nasdaq Stock Market Rules), (2) is not a Family Member (as such term is defined in Rule 5605(a)(2) of the Nasdaq Stock Market Rules) of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer, and (3) otherwise satisfies the independence criteria set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The standards of independence applicable to members of the Audit Committee, Compensation Committee and Governance Committee shall be consistent with the independence standards set forth for each such Committee in the applicable Nasdaq Stock Market Rules and rules promulgated under the Securities and Exchange Act of 1934, as amended, subject to any exemptions or cure periods under such rules.